EXHIBIT 99.1

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE

MTNL/SECTT/St.Exch/2010
December 2, 2010

The Secretary-Stock Exchanges,
Delhi/Bombay/Calcutta/Chennai/
National Stock Exchange &
New York Stock Exchange

Sub: Income Tax Refund to MTNL.

Dear Sir.

Pursuant to the requirement of the Listing Agreement, we write to inform you that Income Tax Department has issued a refund orders to MTNL in the matter of deduction under Section 80IA of the Income Tax Act, 1961 for the Assessment Years 2001-02 & 2002-03.

The total amount received from Income Tax Department amounts to Rs.299.89 Crores out of which Rs.92.22 Crores has been refunded towards interest on refunds for the above Assessment Years.

Thanking you,

Yours faithfully,

(S. R. SAYAL)
COMPANY SECRETARY